Bryan Cave LLP

1290 Avenue of the Americas

New York, New York 10104

October 5, 2009

VIA EDGAR

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silgan Holdings Inc.

Registration Statement on Form S-4

Filed September 10, 2009

File No. 333-161837

Dear Ms. Long:

On behalf of our client Silgan Holdings Inc. (the “Company”), we are writing in response to your letter dated October 2, 2009 (the “Comment Letter”), setting forth comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-4 filed on September 10, 2009 (the “Registration Statement”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter, followed by the Company’s responses set forth below each comment in normal type face. Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) reflecting the changes requested by the Staff as noted below.

General

1.	Please disclose the following on the cover page of the prospectus:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•

Broker-dealers who acquired the old securities as a result of market-making activities or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response:

As requested, the Company has added the following language to the cover page of the prospectus in the Amendment filed concurrently with this response letter:

•	“Broker-dealers who receive new notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such new notes.”

•

“Broker-dealers who acquired the old notes as a result of market-making or other trading activities may use this prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new notes.”

2.	Based on disclosure on page 25 of the prospectus, we note that you intend to keep your offer open for not less than 30 days, and that the offer will expire at 5:00 p.m., rather than midnight, on a date to be identified. Please confirm supplementally that the offer will be open at least through midnight of the twentieth business day to ensure compliance with Rule 14e-1(a). Please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

The Company confirms that the offer will be open at least through midnight of the twentieth business day in compliance with Rule 14e-1(a). The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Expiration Date; Extensions; Amendments, page 27

3.	You reserve the right to “delay the acceptance of any old notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:

As requested, the Company has revised the disclosure under “Expiration Date; Extensions; Amendments” on page 27 to clarify that the only circumstance in which the Company would delay acceptance is due to an extension of the exchange offer. In addition, the Company has re-ordered the bullet points under this heading so that the reference to the right to extend the exchange offer now precedes the reference to the right to delay accepting any old notes due to an extension of the exchange offer.

The Company further confirms that that any such delay will be consistent with Rule 14e-1(c).

Return of Old Notes, page 30

4.	We note the disclosure indicating that you will credit old notes to an account maintained with the depository “as promptly as practicable” after the expiration date. Rule 14e-1(c) requires that you credit the notes “promptly” upon expiration. Please revise.

Response:

The Company has revised such disclosure as requested under “Return of Old Notes” on page 30. In addition, the Company has made a conforming change in the sentence immediately preceding the cited disclosure to indicate that the Company will return unaccepted, withdrawn or non-exchanged old notes without expense “promptly after the expiration date” instead of “as promptly as practicable.”

Legal Opinion

5.	Please remove the qualifications in paragraphs (c) and (d) of the opinion. These qualifications appear to be items that should already be covered by the limitations expressed in paragraph (b)(ii) and (iii), to which we do not object, or refer to provisions of the Indenture and Exchange Notes that counsel should opine upon. If there are specific provisions of the Indenture as to which counsel can not render an opinion, please identify those provisions and explain why this is the case. Understand that we may have additional comments upon review of your response.

Response:

As requested, we have revised the opinion by deleting paragraphs (c) and (d) and the Company has filed the revised Exhibit 5.1 with the Amendment.

In the light of the nature of the Staff’s comments and the Company’s compliance with all requests, the Company is concurrently filing an acceleration request (which includes the acknowledgements requested in the Comment Letter).

Please do not hesitate to contact the undersigned at (212) 541-3171 with any questions that you may have.

Sincerely,

/s/ Robert J. Rawn
Robert J. Rawn

cc:	Sherry Haywood, Staff Attorney, Division of Corporation Finance, SEC
Frank W. Hogan, III, Silgan Holdings Inc.